UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of  January 2008

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date  7 January, 2008

ASX & MEDIA RELEASE
7 JANUARY, 2008

GLYCOTEX, INC., OBTAINS ACTIVE IND FROM US FOOD AND DRUG ADMINISTRATION FOR GLYC-101 WOUND HEALING COMPOUND.

Novogen Limited (ASX: NRT  NASDAQ: NVGN), announced today that its 81 per cent owned US subsidiary company Glycotex, Inc., obtained an active Investigational New Drug Application (IND) from the US Food and Drug Administration (FDA) for the start of a phase IIa clinical trial of its lead product candidate GLYC-101, administered topically for the treatment of burn wounds.

The phase IIa human clinical trial to be conducted in the US is randomised double-blind, placebo controlled clinical trial designed to investigate the safety and clinical outcomes of topically applied GLYC-101 compared to placebo in subjects undergoing carbon dioxide laser skin resurfacing.

GLYC-101 has already completed a phase II human clinical trial in Australia for the treatment of chronic venous skin ulcers.  Glycotex Inc intends to develop GLYC-101 for a wide range of human wound healing and tissue repair applications including burn wounds, post surgical wounds, diabetic ulcers and chronic venous ulcers.

About Glycotex, Inc:

Glycotex, Inc., is a US based development stage biopharmaceutical company focused on discovering and developing therapies intended to accelerate human wound healing and tissue repair across a wide range of human applications.  It has licensed from Novogen certain patent rights and knowhow to use and exploit its technology in a wide range of wound healing applications.

Glycotex, Inc., is an 81per cent owned subsidiary of Novogen Limited.

For more information, visit www.glycotexinc.com

About Novogen Limited:

Novogen Limited (ASX: NRT  NASDAQ: NVGN) is an Australian biotechnology company that has patented isoflavones and glucan technologies for the treatment and prevention of degenerative diseases and disorders.   Novogen is involved in drug discovery and product development for disorders that are commonly associated with aging and coordinates an international clinical research and development program with external collaborators, hospitals and universities. For more information, visit www.novogen.com.
.

Under U.S.law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.